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                                                                    Exhibit 2.1a


                                  BILL OF SALE

         THIS INDENTURE WITNESSETH THAT, GALAXY ONLINE, INC.,

         IN CONSIDERATION OF the receipt of consideration described in paragraph 2, Purchase Price, of the Contract for Purchase of Assets dated January 24, 2001, the receipt whereof is hereby acknowledged, Seller does hereby grant, sell transfer and deliver unto Buyer the following assets and intangibles:

         1. Existing Internet subscriber customer base listed and attached as Exhibit "A", to be netted by subscribers not active as of March 30, 2001;

         2. Lease Agreement for Hardware, copy of which is attached as Exhibit "B";

         3.       The domains and web site, attached as Exhibit "C";

         4. All routers, modems, server's wireless equipment, including towers and all associated equipment, in "as-is condition," with appropriate passwords and administrative rights, attached as Exhibit "D";

         5. Buyer will have use of all necessary billing equipment and software involved in the day-to-day operations for a period of fifteen (15) days;

to have and to hold all said Assets and intangibles to said transferee to their own use and benefit. And transferor hereby covenants with the transferee that the transferor is the lawful owner of said Assets and intangibles; that they are free from all encumbrances, except those specifically assumed by transferee; that transferor has good right to sell the same as aforesaid; and transferor will warrant and defend the same agtainst the lawful claims and demands of all persons aserting claims thereto which do not relate to the oblications assumed by transferee.

         DATED this 24th day of January, 2001.



                                                     /s/ Robert L. Lanham



         Witness to All Signatures:

         /s/ Margaret L. Sanchez